Exhibit 99.4

NICE Actimize ActOne Awarded Inaugural “Best Case Management Solution”
Honors by the Canadian RegTech Association

The award highlights NICE Actimize ActOne Case Management solution’s innovation and customer service in a very competitive field

Hoboken, NJ, January 11, 2022 – NICE Actimize, a NICE (Nasdaq: NICE) business, was named the category winner for “Best Case Management Solution” in the inaugural Canadian RegTech Association (CRTA) awards competition announced recently by the CRTA’s Board of Directors in partnership with Ernst & Young (EY) Canada. The CRTA, a non-profit association dedicated to collaboration to solve regulatory challenges, announced the award as part of its recent event, “The Innovation Game: Adopting RegTech in a Digital Age.”

NICE Actimize’s ActOne alert and case management system is purpose-built for financial crime and compliance alert and case investigations. The system is an open, scalable development platform with integration tools and low-code automation to build enterprise workflow apps that are agnostic to source analytics and other systems. ActOne has the flexibility to support other use cases and the extensibility to build on top of and integrate with other types of solutions.

“The number of high-quality nominations that were received for this year’s inaugural competition speaks volumes to the vibrancy of the RegTech ecosystem that exists in Canada. Our esteemed panel of industry judges were pleased to select NICE Actimize as the winner in this year’s ‘Best Case Management Solution’ award category,” said Donna Bales, President, Canadian RegTech Association. “The award highlights NICE Actimize ActOne Case Management solution’s innovation and customer service in a very competitive field.”

“NICE Actimize’s award-winning case management system provides financial institutions with centralized control over financial crime applications and enterprise-wide intelligence,” said Craig Costigan, CEO, NICE Actimize. “We thank both our Canadian customers and the Canadian RegTech Association for honoring our innovation and customer service in a highly competitive category.”

NICE Actimize’s global customer base ranges from top tier enterprise financial institutions to regtech firms and neo banks.

The Canadian Regulatory Technology Association
The CRTA is a not-for-profit organization focused on solving regulatory challenges through collaborative efforts among key RegTech stakeholders: regulated entities, technology vendors, regulatory bodies, government, and professional service providers. The goal is to facilitate dialogue, raise standards, and promote growth and innovation within the Canadian RegTech ecosystem. The organization endeavors to solve regulatory challenges through collaborative discussion and engagement in proof-of-concept initiatives. For more information, please see the CRTA website: www.canadianregtech.ca.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.